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                                                                       EXHIBIT 6

                          Donaldson, Lufkin & Jenrette
              Donaldson, Lufkin & Jenrette Securities Corporation
    2121 Avenue of the Stars, Suite 3000, Los Angeles, CA 90067-5014 - (310)
                                    282-6161

                                                                  March 15, 1998

Board of Directors

International Murex Technologies Corporation

2255 B. Queen Street, East, Suite 828

Toronto, ON M4E1G3

Dear Sirs:

    You have requested our opinion as to the fairness from a financial point of view to the holders of common shares, without par value ("Company Common Shares"), of International Murex Technologies Corporation, a British Columbia company (the "Company" or "IMTC"), of the consideration to be received by such holders pursuant to the terms of the Acquisition Agreement, dated as of March 13, 1998 (the "Agreement"), among the Company, Abbott Laboratories ("Abbott") and AAC Acquisition Ltd., a wholly owned subsidiary of Abbott ("Subsidiary"), pursuant to which Subsidiary will directly or indirectly acquire the Company (the "Acquisition") either (i) pursuant to the compulsory acquisition procedures contemplated by the Company Act (British Columbia) (the "BC Act") or (ii) pursuant to an amalgamation, arrangement or other business combination as contemplated by the BC Act.

    Pursuant to the Agreement, Subsidiary will commence a tender offer (the "Tender Offer") for all outstanding Company Common Shares at a price of US$13.00 per share in cash. The Tender Offer is to be followed by the Acquisition in which all holders who did not tender will be entitled to receive US$13.00 per share in cash for their Company Common Shares.

    In arriving at our opinion, we have reviewed the Agreement as well as financial and other information that was publicly available or furnished to us by the Company, including information provided during discussions with management. Included in the information provided during discussions with management were certain financial projections of the Company for the period beginning January 1, 1998 and ending December 31, 2002 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial projections supplied to us, we have assumed that such projections, as adjusted by management of the Company to reflect recent results, have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. In connection with our opinion, we have relied on the advice of counsel to IMTC with respect to any current settlement value of IMTC's pending patent litigation with Abbott and have, with IMTC's consent, not taken into account any value in excess of such value. We have also relied as to certain legal matters on advice of counsel to the Company.
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    Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Acquisition and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Acquisition. Our opinion does not constitute a recommendation to any shareholder as to whether such holder should tender any Company Common Shares in the Tender Offer or how such holder should vote on the Acquisition.

    Donaldson, Lufkin & Jenrette Securities Corporation, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

    Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the holders of the Company Common Shares pursuant to the terms of the Agreement is fair to such holders from a financial point of view.

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                                Very truly yours,

                                DONALDSON, LUFKIN & JENRETTE
                                SECURITIES CORPORATION

                                By:           /s/ GRANT F. LITTLE, III
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                                                Grant F. Little, III
                                               SENIOR VICE PRESIDENT
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